Exhibit 99.16

BLUE LION CAPITAL

June 1, 2018

To HomeStreet’s shareholders,

Yesterday, the results of the HomeStreet (“HMST” or the “Company”) annual meeting were released and they were quite disappointing to us and to all active shareholders. Unfortunately, the final vote tally fails to accurately depict what transpired. Virtually every active manager voted AGAINST the re-election of Scott Boggs, HMST’s lead independent director. However, virtually every passive manager voted with the Company. That is the only reason why Scott Boggs was re-elected by a razor thin margin.

We all know that the human beings who actively manage money understand the causes of HMST’s woeful performance over the past 5+ years. Like Blue Lion, it is undeniable that these same active managers desperately want change at HMST.

As you know, the Company used considerable, yet undisclosed shareholder resources to fight Blue Lion and demean our recommended changes. Despite HMST publicly portraying our operating plan as “highly value-destructive”, the Company has been enacting many of these same changes over the last few months in piecemeal fashion. Since Blue Lion filed its 13D in November 2017, the following changes have occurred:

1)	Cost cuts in the mortgage segment estimated at $5.0 million

2)	Cost cuts in the commercial bank estimated at $7.4 million

3)	Two bank branches will be closed

4)	A female director has been elected to the Board

5)	Mark Mason committed to re-evaluate HMST’s classified Board at the annual meeting
6)	HMST is rumored to be marketing for sale 21% of its single family mortgage servicing rights (“MSR”)

How much, if any of these actions would have occurred if Blue Lion hadn’t challenged HMST regarding its poor corporate governance and performance? Obviously, it’s difficult to say. But, we know this much, these actions don’t go nearly far enough to make HMST a top performing bank. Active managers voted for significant change, rather than the piecemeal change noted above. So, we want to encourage all active managers to continue asking and demanding answers to the following questions:

1) Why won’t HMST break-out the segment profitability of the mortgage origination business from the mortgage servicing business? We suspect it’s because HMST doesn’t want shareholders to see how unprofitable the mortgage origination business is at present.

8115 Preston Road, Suite 550 – Dallas, TX 75225 Tel (214) 855-2430 Fax (214) 855-2431

2)
Why won’t HMST share how many of their bank branches are unprofitable on a fully allocated cost basis? With more than 19 branches having less than $25 million in deposits, we know many are unprofitable with no likelihood of ever being profitable.

3)	Why won’t HMST share how many of their single family mortgage lending centers are unprofitable on a fully allocated cost basis?

4)
How much shareholder money was spent fighting Blue Lion (measured from the date of our 13D filing on 11/20/2017 – 5/30/2018) and when will shareholders see that full accounting? We suspect more than $3 million was spent on attorneys, consultants, investment bankers, proxy solicitors, etc.

5)
When HMST sold 25% of its MSRs in 2Q 2014, why weren’t the deposits associated with this side of the business affected like HMST claims they would be if it sold the MSR currently valued at $294 million? In fact, the non-interest bearing deposits associated with this segment grew more than 11% during 2Q 2014 despite the 25% MSR sale.

6)
Why won’t HMST break-out how much shareholder money is spent annually on advertising and promotional expenses including: the corporate box at CenturyLink Field, golf tournaments, the Miss HomeStreet racing boat sponsorship, bi-annual mortgage banking trips to Hawaii, etc. We suspect it allows management to mask these perks and wasteful use of shareholder money as “growth initiatives”.

7)	Why do HMST executives fly first class when HMST is the worst performing bank in the country during the past five years?

8)	When will HMST stop missing its own quarterly and annual earnings guidance?

9)	When will HMST consistently earn a 10% ROE and a 1% ROA from operations?

10)	When will HMST be like its peers and produce a quarterly and annual earnings stream that is easy to understand, model and predict, and is devoid of gains from loan sales?

These are just some of the many questions that active managers should continue asking this management team and Board. While HMST’s two new independent directors Mark Patterson and Sandra Cavanaugh openly stated that they wanted to speak with Blue Lion after a brief introduction at HMST’s annual meeting, as of yet, our emails remain unanswered.

Quoting John Maxwell: “A leader is one who knows the way, goes the way and shows the way.” Isn’t it about time HMST management and its Board started leading? Blue Lion will certainly do its part to continue to hold HMST accountable.

Sincerely,

Charles W. Griege, Jr.
Managing Partner
 Blue Lion Capital